October 3, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Re:	Brooke Corporation Form 10-K for the fiscal year ended December 31, 2006 File No. 001-31698

Dear Mr. Rosenberg:

We are writing in response to your letter, dated September 20, 2007 (the “Comment Letter”), regarding the Annual Report on Form 10-K filed by Brooke Corporation (the “Company”) for the fiscal year ended December 31, 2006 (the “10-K”). Our responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment set forth in bold lettering.

Item 7. Management’s Discussion and Analysis of Financial Position and Results of Operations, page 36

Capital Commitments, page 62

Contractual Obligations, page 62

1)	The company did not include its insurance liabilities to be paid in the contractual obligation table; these liabilities represent future legal obligations of the company. Due to the significant nature of these liabilities to the company’s business we believe the inclusion of the liabilities in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objectives of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise the contractual obligation table to include the expected settlement of loss reserves.

Response: The Company has added “Future annuity and policy benefits” to the contractual obligations table.

Mr. Jim B. Rosenberg

Item 8. Financial Statements and Supplementary Data, page 74

Consolidate Statement of Cashflows, page 79

2)	Please tell us why purchase of business inventory provided by sellers is included in the cash flow statement when it appears that change in business inventory would include this amount.

Response: As noted in footnote #15 “Supplemental Cash Flow Disclosures,” the Company typically purchases an agency business into inventory using less cash than the Company receives when it sells the business from inventory. The difference typically equals a deferred payment to the seller of the business. Acquired businesses are typically sold on the same day as acquired for the same nominal price paid to the seller. When the Company acquires an agency business, it typically makes a cash down payment, with payment of the remaining purchase price deferred until after closing. However, when the Company sells an agency business from inventory it typically receives cash for the total purchase price. Therefore, in footnote #15 we break down the cash used in the purchase and sale of businesses to show cash received in addition to the change in our inventory balance.

3)	Please tell us why you have no cash flow from the sale of a subsidiary and business assets in 2006 when a gain has been recorded.

Response: The Company did not sell a subsidiary or business assets in 2006. The recorded gain on sale of businesses is broken down in our MD&A to reflect each component of the gain. At December 31, 2006 this gain consisted of $1,330,000 from imputed interest benefit on deferred payments to sellers and $1,729,000 from sale of inventoried stores. Any cash received in these categories would be shown in cash received from inventory in footnote #15 as they involve the purchase and sale of inventoried businesses.

Notes to Consolidated Financial Statements, page 80

1. Summary of Significant Accounting Policies, page 80

(p) Principles of Consolidation, page 91

4)	Based on your disclosure on page 116, you owned 47% of the common stock of First American Capital Corporation as of December 31, 2006. Please tell us how your consolidation was appropriate under GAAP. Please cite the specific authoritative literature used in arriving at your conclusion.

Response: Even though the Company owned less than 50% of the common stock of First American Capital Corporation (“First American”) at December 31, 2006, the First American board of directors owned or controlled seven percent of First American common stock and had voted in favor of issuing additional First American shares to the Company upon exercise of the Company’s warrant to purchase such shares. Such exercise resulted in the Company owning

MR. Jim B. Rosenberg

55% of First American’s common stock. First American shareholders approved this transaction on January 31, 2007. Those shares of common stock not owned by the Company or controlled by the First American board of directors at December 31, 2006 were owned by approximately 4,000 shareholders.

In Regulation S-X, 17 CFR 210.3A-02 states that there is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. Regulation S-X, (17 CFR 210.3A-02(a) Majority ownership) further provides that in other situations, consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Exposure draft No. 194-B (18)(b & c) states that the existence of control of a corporation shall be presumed if an entity has a large minority voting interest in the election of a corporation’s governing body and no other party or organized group of parties (a) has a significant voting interest in the election of a corporation’s governing body; or (b) has the unilateral ability to obtain a majority voting interest in the election of a corporation’s governing body; or (c) can obtain a right to appoint a majority of the corporation’s governing body through (1) the present ownership of convertible securities, or (2) other rights that are currently exercisable at the option of the holder, and the expected benefit from converting those securities or exercising such rights exceeds its expected cost.

12. Acquisitions and Divestitures, page 155

5)	Please provide to us in disclosure type format the required disclosures under paragraph 51e, 54 and 55 of SFAS No. 141, Business Combinations.

Response: The disclosure of condensed financial information or pro forma data is required for material business combinations. The Company determined that the purchase of First American Capital Corporation was not material to its financial statements. First American’s assets at September 30, 2006 were $26,979,000. With the Company’s purchase of 47% of First American’s shares of common stock, the Company’s allocable share of First American’s assets would be $12,680,000, or approximately 5% of the Company’s total assets of $235,996,000. First American had a loss of $86,000 in the first nine months of 2006 and the Company’s income was $9,053,000 in the first nine months of 2006. The Company’s investment in First American was approximately $3,000,000 or approximately 1% of the Company’s total assets.

Note that First American did not meet the definition of a significant subsidiary found in SEC 50102 Rule 1-02 (10% of total assets or income). Also note that the First American transaction did not meet the threshold for financial reporting on Form 8-K (20% of total assets).Even going back twelve months to the prior year’s financial statements (December 31, 2005) First American’s assets were $26,677,000, making the Company’s allocable share of such assets

Mr. Jim B. Rosenberg

$12,538,000, approximately 9% of the Company’s total assets of $135,002,000. Also, for 2005 First American had a loss of $700,000 and the Company had income of $9,705,000.

*        *        *

As required by the Comment Letter, on behalf of the Company, we acknowledge the following:

•        The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K filing.

•        The Staff comments or change to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the 10-K filing.

•        The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (785) 543-3199 (X116) or our senior counsel, Carl Baranowski, at (913) 266-4536.

Brooke Corporation,

By	/s/ Leland G. Orr
Leland G. Orr Chief Financial Officer

cc:	Tabatha Akins, Staff Accountant, Securities and Exchange Commission
Joel Parker, Accounting Branch Chief, Securities and Exchange Commission
P. Mitchell Woolery, Esq., Kutak Rock LLP